August 8, 2011

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2011

Filed April 29, 2011

File No. 001-33162

Dear Mr. Gilmore:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated July 19, 2011. All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the fiscal year ended February 28, 2011

Consolidated Financial Statements

Note 15 – Legal Proceedings, page 93

1.	We note your proposed future disclosure in response to prior comment 6 that you will include “as applicable: results of operations, cash flows and financial position.” Please confirm that in future filings your disclosure will provide information in the context of materiality to your financial statements as a whole, rather than any variation thereof. While you believe a pending matter is not material to a specific aspect of the company’s financial statements, such as cash flows, disclosure should address your conclusions on the financial statements as a whole. For example, on page 20 of your May 31, 2011 Form 10-Q you disclose that the company believes the outcome of litigation will not have a material adverse effect on its financial position and results of operations. By its omission of reference to cash flows, such disclosure may imply that litigation could be material to the company’s cash flows.

Response:

We confirm that in future filings we will provide information regarding the expected impact of legal proceedings in the context of materiality to our consolidated financial statements taken as a whole (financial condition, results of operations and cash flows).

Mr. Patrick Gilmore

August 8, 2011

Note 20 – Segment Reporting, page 99

2.	We note that your response to prior comment 1 regarding the aggregation of the company’s three geographic operating segments and your Form 10-K disclosure on page 76 that the business units are aggregated into one reportable segment due to the similarity in the nature of products provided, financial performance economics (e.g., revenue growth and gross margin), methods of distribution and customer classification and base. In light of the potentially significant different operating environments and your risk factor disclosure on page 31 referring to the challenges of different pricing environments in overseas operations, please provide us with a detailed analysis demonstrating that your three operating segments have similar economic characteristics. Provide us with historical information for the past 5 years regarding revenue growth rates and gross margins, as well as your analysis supporting the conclusion that each of these operating segments have essentially the same future prospects. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.

Response:

As requested, historical information for our five most recently completed fiscal years is being provided supplementally by separate letter dated August 8, 2011. This historical information demonstrates that our three geographic operating segments have exhibited similar financial performance, including revenue growth rates and gross margins. Based on this historical information and the guidance contained in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C relating to aggregation criteria for operating segments, we believe that our three operating segments have similar economic characteristics and are appropriate to aggregate. Our analysis of the five factors specified in ASC 280-10-50-11 is set forth below:

•

The nature of products and services provided in each segment is similar. The software products (both in terms of functionality and the underlying code) and services we offer are essentially identical across our three geographic segments. We generally provide our products and related services to our customers in the form of annual or multi-year subscriptions that entitle the end user to specified levels of support as well as security updates, bug fixes, functionality enhancements and upgrades (when and if available) during the term of the subscription.

•

The nature of the production process in each segment is similar. Our open source development model allows our in-house development team to collaborate and innovate with a global community of independent developers and users that is not geography-specific, and whose collective resources and knowledge supplement that of the developers we employ.

•

The types or classes of customers in each segment are similar. Our customers in each geographic segment are similar and include small, medium and large enterprises in industries such as financial services, government and telecommunications, as well as

Mr. Patrick Gilmore

August 8, 2011

government agencies. None of these customer types is unique to any of our three geographic segments. Moreover, our enterprise customers are often procuring subscriptions and related services for deployment among their global operations, requiring fulfillment across regional boundaries, in many cases with resources being provided by us worldwide.

•

The methods used to distribute products and services in each segment are similar. In each geographic segment, we sell subscriptions for our enterprise technologies directly to customers through our sales employees and our web store. In each geographic segment, we also sell these subscriptions indirectly through various channels of distribution which include original equipment manufacturers, distributors, systems integrators, value-added resellers, telecom/network technology companies, cloud computing providers, hosting providers and independent software vendors. All of our subscriptions are authenticated and entitled, regardless of the level of support purchased or the technology being deployed, through our global customer portal which is accessible via the internet.

•	The nature of the regulatory environment is similar. Our products and services are not heavily regulated, and the level of regulation across our geographic segments does not vary substantially.

In addition, each of our geographic segments is large and diverse, including both developed economies and emerging economies. While different pricing environments are identified as a potential challenge in our risk factor disclosure, we believe potentially positive and negative country-specific pricing environments are likely to be offset in the context of any of the three geographic segments taken as a whole. To date we have not experienced significantly different pricing environments among our three geographic segments.

We also believe that this historical information and the foregoing analysis support our conclusion that each of these operating segments have essentially the same future prospects.

3.	As a related matter, in your response to prior comment 1 you indicate that management does not consider the geographic segment variation in net income/loss margins in evaluating the company’s financial or business performance. Please provide us with an example of the discrete financial information regarding your operating segments provided to your chief operating decision maker (“CODM”) on a regular basis. Tell us the specific financial measure(s) that your CODM uses to evaluate operating segment performance and allocate resources.

Response:

As requested, examples of the discreet financial information provided to our CODM on a regular basis is being provided supplementally by separate letter dated August 8, 2011.

The principal financial measures that our CODM uses to evaluate operating segment performance and allocate resources are sales performance (revenue and “bookings,” a predictor

Mr. Patrick Gilmore

August 8, 2011

of revenue growth), billings (a predictor of cash flow) and headcount (a predictor of operating expense, as our costs are primarily related to compensation and benefits).

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.
Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.

cc:	Joyce Sweeney

Staff Accountant